eFuture Announces the Purchase of Convertible Notes

BEIJING, CHINA – November 25, 2011 — eFuture Information Technology Inc. (NASDAQ: EFUT, the "Company", or "eFuture"), a leading provider of software and services in China's rapidly growing retail and consumer goods industries, today announced the purchase of senior convertible notes with a total aggregate outstanding principal amount equal to US$1 million. The notes were issued by the Company on March 13, 2007 and were due on March 12, 2012.

eFuture purchased the notes for US$1 million from institutional investors. The sellers agreed to waive all outstanding interest payments. The purchase was made from eFuture’s cash reserves, and is not expected to have a material impact on the Company’s business operations or growth plans.

About eFuture Information Technology Inc.

eFuture Information Technology Inc. (NASDAQ: EFUT) is a leading provider of software and services in China’s rapidly growing retail and consumer goods industries. eFuture provides integrated software and services to manufacturers, distributors, wholesalers, logistics companies and retailers in China’s front-end supply chain (from factory to consumer) market, especially in the retail and fast moving consumer goods industries. For more information about eFuture, please visit http://www.e-future.com.cn.

Investor Contact	Investor Relations (US)
Troe Wen, Company Secretary	Kelly Gawlik
eFuture Information Technology Inc.	Taylor Rafferty
+86 (10) 5293 7699	+1 (212) 889 4350
ir@e-future.com.cn	eFuture@Taylor-Rafferty.com

Investor Relations (Hong Kong)
Mahmoud Siddig
Taylor Rafferty
+852 3196 3712
eFuture@Taylor-Rafferty.com